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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. _)*

                              VCampus Corporation
________________________________________________________________________________
                                (Name of Issuer)


                                  Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)

                                  92240C 10 0
________________________________________________________________________________
                                 (CUSIP Number)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Explanatory Note

     This Schedule 13G is being filed to report that as of December 31, 1999, the reporting person no longer owns five percent or more of the Issuer's common stock.
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CUSIP Number 92240C 10 0
Page 2 of 4

________________________________________________________________________________
1. Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

          Narasimhan P. Kannan
________________________________________________________________________________
2. Check the Appropriate Box if a Member of a Group
      (See Instructions)

          Not Applicable
________________________________________________________________________________
3. SEC Use Only

________________________________________________________________________________
4. Citizenship or Place of Organization

          United States

________________________________________________________________________________

                              5. Sole Voting Power
     Number of                      40,415
     Shares                   __________________________________________________
  Beneficially                6. Shared Voting Power
     Owned By                       177,605
      Each                    __________________________________________________
   Reporting                  7. Sole Dispositive Power
     Person
      With                          40,415
                              __________________________________________________
                              8. Shared Dispositive Power
                                    177,605
________________________________________________________________________________
9. Aggregate Amount Beneficially Owned by Each
      Reporting Person

          218,020
________________________________________________________________________________
10. Check if the Aggregate Amount in Row (9) Excludes
       Certain Shares (See Instructions)

          Not Applicable
________________________________________________________________________________
11. Percent of Class Represented by Amount in Row (9)

          3.8%
________________________________________________________________________________
12. Type of Reporting Person (See Instructions)

          IN
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Item 1.  Issuer

         (a) VCampus Corporation
         (b) 8251 Greensboro Drive, Suite 500
             McLean, Virginia 22102

Item 2.  Person Filing
         (a) Narasimhan P. Kannan
         (b) VCampus Corporation
             8251 Greensboro Drive, Suite 500
             McLean, Virginia 22102
         (c) United States
         (d) Common Stock
         (e) 92240C 10 0

Item 3.  Filing Pursuant to Rules 13d-1(b) or 13d-2(b)
             Not Applicable

Item 4.  Ownership
         (a) See Row (9) on Page 2
         (b) See Row (11) on Page 2
         (c) See Rows (5)-(8) on Page 2. 28,513 of the shares as to which Mr. Kannan has sole voting power and sole dispositive power are issuable pursuant to currently exercisable options. As to the 177,605 shares as to which Mr. Kannan shares voting and dispositive power, 8,513 of such shares are held by a limited partnership as to which Mr. Kannan and his wife, Leslie Kannan are general partners. The remaining 169,092 shares are held by two trusts of which Mr. Kannan and his wife are co-trustees.

Item 5.  Ownership of Five Percent or Less of a Class
             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person
             Not Applicable

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the
         Parent Holding Company
             Not Applicable

Item 8.  Identification and Classification of Members of the
         Group
             Not Applicable

Item 9.  Notice of Dissolution of Group
             Not Applicable

Item 10. Certification
             Not Applicable

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  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2000
Date

/s/ Narasimhan P. Kannan
Signature

Narasimhan P. Kannan
Name/Title